82-4888

02 JUN 27 AM 12:27

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.
Washington D. C. 20549
USA

02042238

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 17.06.2002

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 17th of June 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

dw 6/28

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Vorstand: Wolfgang Decker (Vors.), Sabine Decker, Dietmar W. Mundil
Aufsichtsratvorsitzender: Dr. Märten Burgdorf

Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024 261 000
Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg

101/05.02

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec AG on route to international success

- **Framework agreement with Agip AG**

Augsburg, June 17, 2002 – WashTec AG (security code number 750750), the leading provider of cleaning technology for transport systems, has expanded its international activities and strengthened its position in key markets by concluding an additional framework agreement with an international oil company.

Under the new framework agreement concluded with Agip Deutschland AG, WashTec will supply car washes to the company's networks in Germany, Austria, the Czech Republic, Slovenia, Romania, Hungary and Switzerland. The agreement has a term of two years and covers both the supply and installation of car washes and their servicing.

According to Board Chairman, Wolfgang Decker, this agreement confirms the success of WashTec AG's international sales strategy: "We are convinced that AGIP's decision to appoint WashTec as a supplier reflect not only the high quality of our systems but also our comprehensive service concept as well as our international sales and service network", said Decker.

About Eni / AgipPetroli
Eni / AgipPetroli is an international oil exploration and refining group. The group has a worldwide network of some 3,000 petrol stations with a focus on Europe and South America.

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

About WashTec:

WashTec AG is the world's leading manufacturer of cleaning technology for transport systems. With its over 1,700 employees, the company produces, markets and services a complete range of washes for cars, commercial vehicles and trains. Service provided over its worldwide sales and service network range from maintenance to total facility management. Main customers include oil companies, supermarkets, transport companies and independent operators of car washes. WashTec has production sites in Germany, France, Canada and the USA as well as sales and service organizations in Europe, Australia, Asia and North America.